UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2 )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Taiwan Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

874036106
(CUSIP Number)

Barry Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,508,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,508,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,508,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.8%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,508,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,508,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,508,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.8%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

The Taiwan Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Taiwan Fund, Inc..
c/o State Street Bank and Trust
One Lincoln Street, P.O. Box 5049
Boston, MA  02111

Item 2.                 Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including:
Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust;
Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust;
Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust;
Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust;
Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust;
The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company;
Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust;
Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust;
Investable Emerging Markets Country Fund ("INV"), a private investment fund organized as a Delaware business trust;
The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust;
and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts, collectively "the Funds".

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

 (e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,508,359 Shares beneficially owned by the Reporting Persons was $59,108,019, inclusive of brokerage commissions.
The aggregate purchase price of the 238,672 Shares owned directly by BMI was $3,889,300, inclusive of brokerage commissions.
The aggregate purchase price of the 119,869 Shares owned directly by CF was $2,119,373, inclusive of brokerage commissions.
The aggregate purchase price of the 236,418 Shares owned directly by CG was $4,422,681, inclusive of brokerage commissions.
The aggregate purchase price of the 200,986 Shares owned directly by CI was $3,672,997, inclusive of brokerage commissions.
The aggregate purchase price of the 239,287 Shares owned directly by EUREKA was $4,360,542, inclusive of brokerage commissions.
The aggregate purchase price of the 199,550 Shares owned directly by EWF was $3,248,064, inclusive of brokerage commissions.
The aggregate purchase price of the 243,552 Shares owned directly by FREE was $3,860,693, inclusive of brokerage commissions.
The aggregate purchase price of the 236,130 Shares owned directly by GBL was $3,738,914, inclusive of brokerage commissions.
The aggregate purchase price of the 55,204 Shares owned directly by INV was $855,950, inclusive of brokerage commissions.
The aggregate purchase price of the 81,000 Shares owned directly by PLUS was $1,316,689, inclusive of brokerage commissions.
The aggregate purchase price of the 1,657,691 Shares owned directly by the Segregated Accounts was $27,622,816, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,508,359 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 42.8% of the 8.188 million Shares outstanding as of November 2, 2017, as last reported by the Fund. As of the date hereof, BMI, CF, CG, CI, EUREKA, EWF, FREE, GBL, INV, PLUS, and the Segregated Accounts owned directly 238,672; 119,869; 236,418; 200,986; 239,287; 199,550; 243,552; 236,130; 55,204; 81,000; and 1,657,691 Shares, respectively, representing approximately 2.9%, 1.5%, 2.9%, 2.5%, 2.9%, 2.4%, 3.0%, 2.9%, 0.7%, 1.0% and 20.2% respectively, of the 8.188 million Shares outstanding as of November 2, 2017.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
Seg Acct	SELL	12-Oct-17	25,000	21.27
Seg Acct	BUY	12-Oct-17	25,000	21.27

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

See Letter dated November 6, 2017, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 6, 2017

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry Olliff
Name: Barry Olliff
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry Olliff
Name: Barry Olliff
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Susannah Nicklin	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director

Exhibit A

November 6, 2017

Professor William C. Kirby, Chairman
The Taiwan Fund, Inc.
Morgan Hall 167
Harvard Business School
Boston, MA 02163

RE: The Taiwan Fund, Inc.

Dear Professor Kirby

City of London Investment Management Company Limited ("City of London"), on behalf of its clients, is a long-term investor in The Taiwan Fund, Inc. ("the Fund").  We are prompted to write today after Tuesday's release of the Fund's Annual Report dated August 31, 2017. We note that this Annual Report marks your first fiscal year-end as Chairman. Overall, we would say that there is currently room for improvement.

Concerns with the Discount
On February 28, 2017, the Fund announced the arrangements for share repurchases under its Discount Management Policy (the "Policy"): "The Board has authorized management to make open market purchases in an aggregate amount up to 10% of the Fund's currently outstanding shares when the Fund's shares trade at a discount of more than 9% of net asset value …"

In the six months from that announcement through the end of the Fund's fiscal year, the discount averaged 11.0%. In the eight months through October 31, 2017, the discount was slightly wider at 11.1%. We would say that the Policy is not being effectively applied, since the Policy target is to keep the average discount under 9.0%.

Buyback activity amounted to only about 0.3% of the Fund's assets over the six-month period ending August 31, 2017. The Policy limits annual buyback activity to 10% of the outstanding shares, yet the extrapolated annual rate is less than 1% of the Fund's outstanding shares. Shares were repurchased on less than 20 days during the six-month period. The implementation of the Policy thus far demonstrates a lack of conviction.

Concerns with Investment Performance
We note that the NAV performance for the calendar year-to-date (through September 30, 2017) was ahead of the TAIEX benchmark by 2.2% [per the TWN Fact Sheet]. This recent performance, however, comes after NAV underperformance of 6.6% in calendar year 2016 [also per the TWN Fact Sheet].

Our View
The Discount Management Policy is not being effectively implemented and the Fund's discount remains too wide. We will continue to monitor the discount, investment performance, fees, and general corporate governance standards in advance of the Annual Stockholders Meeting.  As with all of the relevant securities where City of London has an outstanding 13D filing in place, potential actions include voting against incumbent Directors, or submitting a stockholder proposal.

Sincerely,

Jeremy Bannister
Director, Corporate Governance